UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

JUNIPER CONTENT CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

48203W 103

(CUSIP Number)

with a copy to: David Alan Miller, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 48203W 103

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Stuart B. Rekant I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,725
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,056,725
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8[1]%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Holders of 485,500 shares of the Issuer’s common stock have requested to exercise their conversion rights in connection with the Issuer’s merger with Firestone Communications, Inc. If such shares are redeemed by the Issuer, Rekant would beneficially own 15.9% of the Issuer’s outstanding securities.

SCHEDULE 13D

CUSIP No. 48203W 103

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Item 1.

Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Juniper Content Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is 56 West 45th Street, Suite 805, New York, New York 10036.

Item 2.

Identity and Background.

This Statement is being filed by Stuart B. Rekant (“Rekant”).  The business address of Rekant is 56 West 45th Street, Suite 805, New York, New York 10036. Rekant has been Chairman of the Board and Chief Executive Officer of the Issuer since its inception.

During the past five years, Rekant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Rekant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rekant is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

In February 2005, in connection with the Issuer’s formation, Rekant purchased 100 shares of Common Stock, at a purchase price of $5.00 per share, and 25,000 Class W Warrants and 25,000 Class Z Warrants, at a purchase price of $0.05 per Warrant. Rekant used his personal funds to purchase such shares and warrants at that time. In addition, Hidden Treasures, Inc. (“Hidden Treasures”), of which Rekant is the Chairman and Chief Executive Officer, purchased 457,063 Class W Warrants and 457,062 Class Z Warrants. Hidden Treasures used its working capital to purchase such warrants.

In December 2006, the Stuart B. Rekant Profit Sharing Plan QRP, FBO Stuart B. Rekant (“QRP”), entered into a “written plan for trading securities” within the meaning of SEC Rule l0b5-1 promulgated under the Securities Exchange Act of 1934, as amended.  Pursuant to such plan, QRP purchased 5,000 shares of Class B Common Stock, which were convertible by their terms into common stock upon a business combination. Rekant used his personal funds to purchase such shares at that time.

SCHEDULE 13D

CUSIP No. 48203W 103

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On January 19, 2007 (“Closing Date”), the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 15, 2006 (the “Merger”), consummated a merger with Firestone Communications, Inc. (“Firestone”), in which Firecomm Acquisition, Inc., a wholly-owned subsidiary of the Issuer, merged with and into Firestone and Firestone became a wholly-owned subsidiary of the Issuer. Upon the consummation of the Merger, the Warrants described above became presently exercisable and the Class B common Stock automatically converted into shares of Common Stock. In connection with the Merger, Rekant was granted stock options (“Option”) to purchase 350,000 shares of Common Stock of the Issuer.  The Option is exercisable at $3.80 (equal to the last reported sale price of the Issuer’s Common Stock on the Closing Date of the Merger).  The Option is exercisable (i) with respect to 87,500 shares on January 19, 2007, (ii) with respect to an additional 87,500 shares on each of January 19, 2008 and January 19, 2009, and (iii) with respect to an additional 87,500 shares on January 18, 2010.

Item 4.

Purpose of Transaction

Rekant obtained the Common Stock, Option and Warrants for investment purposes. In connection with the Merger, Rekant entered into a voting agreement with the Issuer. Under the voting agreement the parties agree to vote for seven persons for election to the Issuer’s board of directors through elections in 2009. Three such persons are designees of those stockholders who own a majority of Firestone’s voting stock (“Signing Stockholders”), three are designees of Rekant and one is a designee of both the Signing Stockholders and Rekant.

Rekant holds 25,000 Class W Warrants to purchase 25,000 shares of the Issuer’s Common Stock and 25,000 Class Z Warrants to purchase 25,000 shares of the Issuer’s Common Stock. In addition, Hidden Treasures purchased 457,063 Class W Warrants to purchase 457,063 shares of the Issuer’s Common Stock and 457,062 Class Z Warrants to purchase 457,062 shares of the Issuer’s Common Stock. The Warrants are exercisable at $5.00 per share. The Class W warrants expire at 5:00 p.m., New York City time, on July 12, 2010 or earlier upon redemption by the Issuer. The Class Z warrants expire at 5:00 p.m., New York City time, on July 12, 2012 or earlier upon redemption by the Issuer.

The Option is exercisable at $3.80 (equal to the last reported sale price of the Issuer’s Common Stock on the Closing Date of the Merger).  The Option is exercisable (i) with respect to 87,500 shares on January 19, 2007, (ii) with respect to an additional 87,500 shares on each of January 19, 2008 and January 19, 2009, and (iii) with respect to an additional 87,500 shares on January 18, 2010.

Except as set forth herein, and consistent with Rekant’s position as Chairman and Chief Executive Officer of the Issuer, Rekant does not have any other plans or proposals which would result in:

SCHEDULE 13D

CUSIP No. 48203W 103

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(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those actions enumerated above.

Item 5.

Interest in Securities of the Issuer.

Rekant beneficially owns 1,056,725 Shares of the Issuer’s Common Stock, which includes (i) 87,500 shares issuable upon exercise of the Option, (ii) 25,000 Class W Warrants, (iii) 25,000 Class Z Warrants, (iv) 457,063 Class W Warrants, and (v) and 457,062 Class Z Warrants purchased by Hidden Treasures, all of which are presently exercisable. As Rekant is Chairman and Chief Executive Officer of Hidden Treasures, he may control voting and disposition over those shares. Rekant beneficially owns 14.8%2 of the Issuer’s outstanding shares of Common Stock issued and outstanding as of such date. This does not include 262,500 shares issuable upon exercise of the Option that is not currently exercisable and will not be currently exercisable within 60 days.

During the past 60 days, Rekant effected the purchases in December 2006 as described in Item 3 above.

2 Holders of 485,500 shares of the Issuer’s common stock have requested to exercise their conversion rights in connection with Issuer’s merger with Firestone Communications, Inc. If such shares are redeemed by the Issuer, Rekant would beneficially own 15.9% of the Issuer’s outstanding securities.

SCHEDULE 13D

CUSIP No. 48203W 103

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Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3 and 4 of this Statement, which disclosure is incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Form of Voting Agreement among Juniper Partners Acquisition Corp., certain security holders of Firestone Communications, Inc. and certain security holders of Juniper Partners Acquisition Corp. (Incorporated by reference from Current Report on Form 8-K filed August 21, 2006).

SCHEDULE 13D

CUSIP No. 48203W 103

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2007

/s/ Stuart B. Rekant

Stuart B. Rekant